

Ellana Stinson, MD, MPH

· 2nd
Emergency Medicine Physician

Boston, Massachusetts, United States ·

Contact info

500+ connections

 **2 mutual connections:** Adie Akuffo-Afful and Katie Powers

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Safo Hair

Harvard School of Public Health

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Combating a legacy of racism, one shot at a time

coverage.bluecrossma.com

The chief medical officer of a vaccination site takes action to boost confidence and...



Black doctors command mass va site

The Bay State Banner

The Black Boston COVID-19 Coali over the Reggie Lewis Center mas



Experience

Owner & Founder

Safo Hair · Part-time

Apr 2019 – Present · 2 yrs 4 mos

United States

President

New England Medical Association

Dec 2019 – Present · 1 yr 8 mos

www.nema-nma.org

New England Medical Association serves as a collective voice for black physicians in the New England area and promotes the interest of our members. Our mission is to be advocates for parity and justice in medicine with an interest in



Chief Medical Officer

Ciba Health Inc.

Jan 2020 – Oct 2020 · 10 mos

 **Welcome Page**



Emergency Medicine Physician

Carney Hospital

Aug 2013 – Apr 2020 · 6 yrs 9 mos

Dorchester, Massachusetts



Medical Director of Emergency Department

East Boston Neighborhood Health Center

Mar 2018 – Jun 2019 · 1 yr 4 mos

Oversee the timeliness, quality, and appropriateness of clinical services in the Emergency Department with the goal of enhancing the performance and quality of care provided to the community of East Boston. Serve in the capaci ...see more

Contributing Writer

Policy Prescriptions

2012 – 2018 · 6 yrs

Providing communities and clinicians with timely and insightful evidence-based analysis designed to help them shape the political landscape and policy governing health care.





Policy Prescriptions ® |
The Evidence-Based...

Health Policy Analyst

Center for Health Information and Analysis

Oct 2014 – Apr 2015 · 7 mos

Worked with website development team to develops a
consumer transparency website per the direction of Governor
Deval Patrick. Proposed specifications for the development of
consumer-oriented health care cost and quality to ...see more



Center for Health
Information and...

Emergency Medicine Physician

St Agnes Hospital

Aug 2012 – Jun 2013 · 11 mos

Baltimore,Maryland

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Education



Harvard School of Public Health

Master's Degree, Health Policy and Management

2013 – 2014

Meharry Medical College

Doctor of Medicine (M.D.)

2005 – 2009

Media (1)



MMC



Spelman College

BS, Chemistry

2000 – 2004

Licenses & certifications



Drug Development Certificate

UC San Diego Extension

Issued Mar 2020 · No Expiration Date

Board Certified Emergency Medicine Physician

American Board of Emergency Medicine

Volunteer experience



Member

Downtown Boston Rotary Club



Mentor

Big Sister Association of Greater Boston





